Filed Pursuant to Rule 433

Registration No. 333-133852

Currency Linked PPIs:
Straight Appreciation Notes

Bank of America

July 2008

Related Documentation

This document generally describes the terms of Bank of America Corporation Currency Linked Principal Protected Investments (“Currency Linked PPIs”) with a “Straight Appreciation” payout. This document should be read together with the prospectus supplement for Medium Term Notes, Series L, dated April 10, 2008 and the prospectus dated May 5, 2006. Terms used but not otherwise defined below have the meanings given to them in those documents. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we”, “us”, or similar references are to Bank of America Corporation.

In connection with each offering of Currency Linked PPIs, we will provide a final pricing supplement describing the specific terms of the offering. In addition, prior to the pricing of the offering, we expect to provide to you a preliminary pricing supplement relating to the offering, which will set forth those terms in preliminary form.

We have filed a registration statement (including the Series L prospectus supplement and the prospectus) with the Securities and Exchange Commission (the “SEC”) for the potential offerings to which this brochure relates. Before you invest, you should read those documents and the other documents we have filed with the SEC for more complete information about us and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or Banc of America Securities LLC will arrange to send you these documents if you request them by calling toll-free 1-888-583-8900 (ext. 8432).

You may access the prospectus supplement and the prospectus on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant dates on the SEC website):

http://www.sec.gov/Archives/edgar/data/70858/000119312508079745/d424b5.htm

The terms of the Currency Linked PPIs described herein may be modified, as described in the applicable pricing supplement, which will also be filed with the SEC.

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Bank of America Corporation Currency Linked Principal Protected Investments

Currency Linked PPIs provide you with an opportunity to participate in the potential appreciation or depreciation of one or more currencies, usually as compared to the U.S. dollar. Currency Linked PPIs are fully principal protected if held until maturity, subject to our creditworthiness. In addition, at maturity, you may receive a “Supplemental Redemption Amount,” based upon the performance or underperformance of the applicable currency (an “Underlying Currency”) or basket of currencies (an “Underlying Currency Basket”) over the term of the Currency Linked PPIs, as described in more detail below.

Some Currency Linked PPIs will pay a Supplemental Redemption Amount if the value of the Underlying Currency or the Underlying Currency Basket, as applicable, increases as compared to the U.S. dollar during the term of the notes. These Currency Linked PPIs are said to be “bearish” as to the U.S. dollar. However, some Currency Linked PPIs will pay a Supplemental Redemption Amount if the value of the Underlying Currency or the Underlying Currency Basket, as applicable, decreases as compared to the U.S. dollar during the term of the notes. These Currency Linked PPIs are said to be “bullish” as to the U.S. dollar.

Currency Linked PPIs are our senior debt securities. However, Currency Linked PPIs with “Straight Appreciation” payout differ from traditional debt securities in that, unless otherwise described in the pricing supplement, you will not receive interest payments during the term of the Currency Linked PPI. In addition, these securities contain a currency derivative component.

If you hold the Currency Linked PPIs until maturity, you will receive, at a minimum, your principal amount, subject to our creditworthiness. In addition, you also may receive a Supplemental Redemption Amount. However, if you sell the Currency Linked PPIs prior to maturity, you may find that the market value of the Currency Linked PPIs is less than the principal amount of the Currency Linked PPIs.

For a Currency Linked PPI based on an Underlying Currency Basket, the size of the Supplemental Redemption Amount will depend upon the Basket Return, as described below, and upon the “Participation Rate.” The Participation Rate will be determined on the pricing date and set forth in the applicable pricing supplement, and will represent the extent to which the holder participates in the Basket Return. See “Supplemental Redemption Amount Payable at Maturity” for further discussion.

Currency Linked PPIs typically are issued in minimum denominations of $1,000, and whole multiples of $1,000.

Currency Linked PPIs are generally not listed on a stock exchange. Whether or not they are listed, there may be little or no secondary market for Currency Linked PPIs.

We expect that one or more of our broker-dealer subsidiaries, including Banc of America Securities LLC and Banc of America Investment Services, Inc., will act as our selling agents in connection with each offering of Currency Linked PPIs.

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The Underlying Currency or Underlying Currency Basket

At maturity, the Supplemental Redemption Amount will be determined by reference to the exchange rate (an “Exchange Rate”) of the Underlying Currency or of each of the applicable currencies in the Underlying Currency Basket.

The applicable pricing supplement for the Currency Linked PPIs will set forth the specific Underlying Currency or Underlying Currency Basket, as applicable, and will provide information as to the historical Exchange Rates of the applicable currencies. However, the historical Exchange Rates of any currency are not indicative of the future Exchange Rates of that currency or the performance of the Currency Linked PPIs.

Among the currencies that may be included in the Underlying Currency Basket are:

EUR) the euro

(GBP) the British pound

(AUD) the Australian dollar

(NZD) the New Zealand dollar

(JPY) the Japanese yen

(CAD) the Canadian dollar

(KRW) the South Korean won

(INR) the Indian rupee

(IDR) the Indonesian rupiah

(SGD) the Singapore dollar

(MXN) the Mexican peso

(CNY) the Chinese yuan

(BRL) the Brazilian real

(PLN) the Polish zloty

(HUF) the Hungarian forint

(RUB) the Russian ruble

(TRY) the Turkish lira

The Exchange Rate for most of the currencies listed above represents the rate at which one U.S. dollar may be exchanged for that currency. Thus, for one of these types of currencies, an increase in the Exchange Rate means that the currency has weakened relative to the U.S. dollar. However, due to different reporting conventions, for other currencies, such as the euro, the British pound, the Australian dollar, and the New Zealand dollar, the Exchange Rate represents the rate at which one unit of these currencies may be exchanged for U.S. dollars. Thus, for one of these types of currencies, an increase in the Exchange Rate means that it has strengthened relative to the U.S. dollar.

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Supplemental Redemption Amount Payable at Maturity

At maturity, you will receive the principal amount of the Currency Linked PPIs, subject to our creditworthiness. In addition, at maturity, you may receive a Supplemental Redemption Amount, based upon the performance or underperformance of the Underlying Currency or Underlying Currency Basket.

As described above, some Currency Linked PPIs are structured to be “bearish” on the U.S. dollar and “bullish” on the applicable Underlying Currency Basket. In this case, for “Straight Appreciation Notes,” we define the concept of “Basket Return” to be equal to the “Basket Performance.”

The “Basket Performance” is equal to:

(Final Basket Level – Initial Basket Level)

Initial Basket Level

Other Currency Linked PPIs are structured to be “bullish” on the U.S. dollar and “bearish” on the applicable Underlying Currency Basket. In this case, for “Straight Appreciation Notes,” we define the concept of “Basket Return” to be equal to the “Basket Underperformance.”

The “Basket Underperformance” is equal to:

(Initial Basket Level – Final Basket Level)

Initial Basket Level

Unless otherwise set forth in the applicable pricing supplement, the “Initial Basket Level” will be equal to 100%. The “Final Basket Level” will be equal to the sum of the Individual Currency Return (as defined below) for each currency in the Underlying Currency Basket, divided by the total number of such currencies. In each case, the result will be rounded to the nearest ten-thousandth of a decimal place and then expressed as a percentage. For an illustration, please see the next section, “Examples of Supplemental Redemption Amounts.”

Unless specified otherwise in the applicable pricing supplement, the “Individual Currency Return” for most currencies will be equal to the Initial Exchange Rate (as defined below) for that currency divided by the Final Exchange Rate (as defined below). However, due to different reporting conventions, for other currencies such as the euro, the British pound, the Australian dollar, and the New Zealand dollar, the Exchange Rate represents the rate at which one unit of these currencies may be exchanged for U.S. dollars; therefore, the “Individual Currency Return” will be equal to the Final Exchange Rate divided by the Initial Exchange Rate.

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The Initial Exchange Rate will be determined at the time of pricing the applicable Currency Linked PPIs, and the Final Exchange Rate will be the closing Exchange Rate for that currency on the valuation date. The valuation date typically will fall several business days before the maturity date of the Currency Linked PPIs.

You will receive a Supplemental Redemption Amount only if the Basket Return is greater than zero. If the Basket Return does not exceed zero, you will receive only your principal amount at maturity, regardless of whether the Currency Linked PPIs are “bullish” or “bearish” as to the Underlying Currency Basket.

If the Basket Return is less than or equal to zero, then the Supplemental Redemption Amount will equal $0.00.

If the Basket Return is greater than zero, then the Supplemental Redemption Amount for each $1,000 principal amount of the Currency Linked PPIs with “Straight Appreciation” payout will equal the product of:

$1,000 x Basket Return x Participation Rate

For Currency Linked PPIs linked to only one Underlying Currency, the term “Basket Performance” will be replaced by the term “Currency Performance.” The Currency Performance will be equal to:

Individual Currency Return – 100%

Similarly, the term “Basket Underperformance” will be replaced by the term “Currency Underperformance.” The Currency Underperformance will be equal to:

100% – Individual Currency Return

The Supplemental Redemption Amount, if any, will be calculated after the close of the relevant currency markets on the valuation date. Changes in the Exchange Rates of the applicable currencies between the valuation date and the maturity date will not affect the Supplemental Redemption Amount, if any, payable to you at maturity.

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Examples of Supplemental Redemption Amounts

Below are eight hypothetical examples of the calculation of the Supplemental Redemption Amount for a Currency Linked PPI with “Straight Appreciation” payout. These examples assume a principal amount of $1,000, a maturity of three years, and an Underlying Currency Basket that includes each of the following currencies and its associated hypothetical Initial Exchange Rate:

•	the euro (“EUR”): 1.5700

•	the Japanese yen (“JPY”): 102.5000

•	the Canadian dollar (“CAD”): 1.0150

The amounts in the tables and graphs below are for purposes of illustration only. Each of the examples below considers a different range of hypothetical Final Exchange Rates. The actual amounts payable at maturity on the Currency Linked PPIs with “Straight Appreciation” payout will depend on the actual Individual Currency Returns and the actual Participation Rate that applies to your Currency Linked PPIs. However, in each case, at maturity, you will not receive less than the principal amount of your investment.

The first four examples are based on Commodity Linked PPIs with “Straight Appreciation” payout that are “bearish” on the U.S. dollar and “bullish” on the Underlying Currency Basket. These examples assume a hypothetical Participation Rate of 110%,

The final four examples are based on Commodity Linked PPIs that are “bullish” on the U.S. dollar and “bearish” on the Underlying Currency Basket. These examples assume a hypothetical Participation Rate of 150%.

As shown below, a Participation Rate that is greater than 100.00% will cause the return at maturity on the Commodity Linked PPIs with “Straight Appreciation” payout to exceed the Basket Return over the same time period. On the other hand, a Participation Rate that is less than 100.00% would cause the return on the Currency Linked PPIs with Straight Appreciation payout to be less than the Basket Return over the same time period.

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Commodity Linked PPIs that Are Bearish on the U.S. Dollar and Bullish on the Underlying Currency Basket

As described above, the Individual Currency Return for the Japanese yen and the Canadian dollar is equal to the Initial Exchange Rate for that currency divided by the Final Exchange Rate. However, due to the different reporting convention for the euro, the Individual Currency Return for the euro is equal to its Final Exchange Rate divided by its Initial Exchange Rate.

The Basket Performance will be equal to:

(Final Basket Level – Initial Basket Level)

Initial Basket Level

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NO CHANGE

	Initial Exchange Rate	Final Exchange Rate	Individual Currency Return
EUR	1.5700	1.5700	100.0000%
JPY	102.5000	102.5000	100.0000%
CAD	1.0150	1.0150	100.0000%
Final Basket Level			100.0000%

Participation Rate	110.0000%
Basket Performance	0.0000%
Participation Rate x Basket Performance	0.0000%
Supplemental Redemption Amount	$0.00
Payment at Maturity	$1,000.00

BASKET PERFORMANCE SLIGHTLY POSITIVE

	Initial Exchange Rate	Final Exchange Rate	Individual Currency Return
EUR	1.5700	1.6627	105.9045%
JPY	102.5000	94.7020	108.2343%
CAD	1.0150	0.9559	106.1827%
Final Basket Level			106.7738%

Participation Rate	110.0000%
Basket Performance	6.7738%
Participation Rate x Basket Performance	7.4512%
Supplemental Redemption Amount	$74.51
Payment at Maturity	$1,074.51%

BASKET PERFORMANCE SUBSTANTIALLY POSITIVE

	Initial Exchange Rate	Final Exchange Rate	Individual Currency Return
EUR	1.5700	1.7560	111.8471%
JPY	102.5000	88.0746	116.3786%
CAD	1.0150	0.8932	113.6364%
Final Basket Level			113.9540%

Participation Rate	110.0000%
Basket Performance	13.9540%
Participation Rate x Basket Performance	15.3494%
Supplemental Redemption Amount	$153.49
Payment at Maturity	$1,153.49

BASKET PERFORMANCE NEGATIVE

	Initial Exchange Rate	Final Exchange Rate	Individual Currency Return
EUR	1.5700	1.4355	91.4331%
JPY	102.5000	115.3140	88.8877%
CAD	1.0150	1.0872	93.3591%
Final Basket Level			91.2266%

Participation Rate	110.0000%
Basket Performance	-8.7734%
Participation Rate x Basket Performance	-9.6507%
Supplemental Redemption Amount	$0.00
Payment at Maturity	$1,000.00

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Commodity Linked PPIs that Are Bullish on the U.S. Dollar and Bearish on the Underlying Currency Basket

As described above, the Individual Currency Return for the Japanese yen and the Canadian dollar is equal to the Initial Exchange Rate for that currency divided by the Final Exchange Rate. However, due to the different reporting convention for the euro, the Individual Currency Return for the euro is equal to its Final Exchange Rate divided by its Initial Exchange Rate.

The Basket Underperformance will be equal to:

(Initial Basket Level – Final Basket Level)

Initial Basket Level

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NO CHANGE

	Initial Exchange Rate	Final Exchange Rate	Individual Currency Return
EUR	1.5700	1.5700	100.0000%
JPY	102.5000	102.5000	100.0000%
CAD	1.0150	1.0150	100.0000%
Final Basket Level			100.0000%

Participation Rate	150.0000%
Basket Underperformance	0.0000%
Participation Rate x Basket Underperformance	0.0000%
Supplemental Redemption Amount	$0.00
Payment at Maturity	$1,000.00

BASKET UNDERPERFORMANCE POSITIVE

	Initial Exchange Rate	Final Exchange Rate	Individual Currency Return
EUR	1.5700	1.4355	91.4331%
JPY	102.5000	115.3140	88.8877%
CAD	1.0150	1.0872	93.3591%
Final Basket Level			91.2266%

Participation Rate	150.0000%
Basket Underperformance	8.7734%
Participation Rate x Basket Underperformance	13.1600%
Supplemental Redemption Amount	$131.60
Payment at Maturity	$1,131.60

BASKET UNDERPERFORMANCE SUBSTANTIALLY POSITIVE

	Initial Exchange Rate	Final Exchange Rate	Individual Currency Return
EUR	1.5700	1.3840	88.1529%
JPY	102.5000	122.5763	83.6214%
CAD	1.0150	1.1753	86.3609%
Final Basket Level			86.0451%

Participation Rate	150.0000%
Basket Underperformance	13.9549%
Participation Rate x Basket Underperformance	20.9324%
Supplemental Redemption Amount	$209.32
Payment at Maturity	$1,209.32

BASKET UNDERPERFORMANCE NEGATIVE

	Initial Exchange Rate	Final Exchange Rate	Individual Currency Return
EUR	1.5700	1.6627	105.9045%
JPY	102.5000	94.7020	108.2343%
CAD	1.0150	0.9559	106.1827%
Final Basket Level			106.7738%

Participation Rate	150.0000%
Basket Underperformance	-6.7738%
Participation Rate x Basket Underperformance	-10.1607%
Supplemental Redemption Amount	$0.00
Payment at Maturity	$1,000.00

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Summary of Certain U.S. Federal Income Tax Consequences

The following is a general summary of certain U.S. federal income tax consequences of the Currency Linked PPIs to certain U.S. Holders (as defined in the prospectus referred to on page 2) that acquire the Currency Linked PPIs upon their original issuance at the issue price (as defined below). This summary does not deal with persons in special tax situations. You should refer to the applicable pricing supplement, which will contain a more detailed U.S. federal income tax summary. The tax consequences of investing in the Currency Linked PPIs are complex and you should consult your own tax advisor concerning the application of the U.S. federal income tax laws to your particular situation as well as any consequences of the acquisition, ownership, and disposition of the Currency Linked PPIs arising under the laws of any state, local, or foreign jurisdiction.

This summary addresses Currency Linked PPIs with a maturity of more than one year, as determined for U.S. federal income tax purposes. Currency Linked PPIs with a maturity of one year or less are subject to special rules, which will be addressed in the applicable pricing supplement.

The amount payable on the Currency Linked PPIs at maturity will depend on the Currency Performance or the Currency Underperformance, as applicable. Accordingly, although the matter is not free from doubt, Currency Linked PPIs with a maturity of more than one year should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes subject to taxation under the “noncontingent bond method.” As a result, the Currency Linked PPIs generally will be subject to the original issue discount (“OID”) provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations issued under the Code. Under applicable Treasury regulations, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” as described below, established by us for determining interest accruals and adjustments with respect to a Currency Linked PPI. A U.S. Holder which does not use the “comparable yield” and follow the “projected payment schedule” to calculate its OID and interest income on a Currency Linked PPI must timely disclose and justify the use of other estimates to the Internal Revenue Service.

A “comparable yield” with respect to a contingent payment debt instrument generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the contingent payment debt instrument (taking into account for this purpose the level of subordination, term, timing of payments, and general market conditions, but ignoring any adjustments for liquidity or the riskiness of the contingencies with respect to the debt instrument). Notwithstanding the foregoing, a comparable yield must not be less than the applicable U.S. federal rate based on the overall maturity of the debt instrument. A “projected payment schedule” with respect to a contingent payment debt instrument generally is a series of expected payments, the amount and timing of which would produce a yield to maturity on that debt instrument equal to the comparable yield. This amount is not calculated or provided for any purpose other than the determination of a U.S. Holder’s interest accruals and adjustments with respect to the Currency Linked PPIs for U.S. federal income tax purposes. No

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representation is made regarding the actual amounts of payment on the Currency Linked PPIs, except with respect to the principal amount.

Based on the comparable yield and the projected payment schedule of the Currency Linked PPIs, a U.S. Holder of a Currency Linked PPI (regardless of accounting method) generally will be required to accrue as OID the sum of the daily portions of interest on the Currency Linked PPI for each day in the taxable year on which the holder held the Currency Linked PPI, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments on the Currency Linked PPI, as set forth below. The daily portions of interest for a Currency Linked PPI are determined by allocating to each day in an accrual period the ratable portion of interest on the Currency Linked PPI that accrues in the accrual period. The amount of interest on a Currency Linked PPI that accrues in an accrual period is the product of the comparable yield on the Currency Linked PPI (adjusted to reflect the length of the accrual period) and the adjusted issue price of the Currency Linked PPI at the beginning of the accrual period. The adjusted issue price of a Currency Linked PPI at the beginning of the first accrual period will equal its issue price and for any subsequent accrual period will be (1) the sum of the issue price of the Currency Linked PPI and any interest previously accrued on the Currency Linked PPI by a holder (disregarding any positive or negative adjustments) minus (2) the amount of any projected payments on the Currency Linked PPI for previous accrual periods. The issue price of each Currency Linked PPI in an issue of Currency Linked PPIs is the first price at which a substantial amount of those Currency Linked PPIs has been sold (including any premium paid for those Currency Linked PPIs and ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). Because of the application of the OID rules, a U.S. Holder of a Currency Linked PPI will be required to include in income OID in excess of actual cash payments received for certain taxable years.

A U.S. Holder will be required to recognize interest income equal to the amount of any positive adjustment (i.e., the excess of actual payments over the projected contingent payments) for a Currency Linked PPI for the taxable year in which a contingent payment is paid. A negative adjustment (i.e., the excess of projected contingent payments over actual payments) for a Currency Linked PPI for the taxable year in which a contingent payment is paid (1) will first reduce the amount of interest for the Currency Linked PPI that a U.S. Holder would otherwise be required to include in income in the taxable year and (2) to the extent of any excess, will give rise to an ordinary loss equal to that portion of the excess as does not exceed the excess of (A) the amount of all previous interest inclusions under the Currency Linked PPI over (B) the total amount of the U.S. Holder’s net negative adjustments treated as ordinary loss on the Currency Linked PPI in prior taxable years. A net negative adjustment is not subject to the 2% floor limitation imposed on miscellaneous deductions under Section 67 of the Code. Any negative adjustment in excess of the amounts described above in (1) and (2) will be carried forward to offset future interest income for the Currency Linked PPI or to reduce the amount realized on a sale, exchange, or retirement of the Currency Linked PPI. Where a U.S. Holder purchases a Currency Linked PPI at a price other than its issue price, the difference between the purchase price and the issue price generally will be treated as a

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positive or negative adjustment, as the case may be, and allocated to the daily portions of interest or projected payments for the Currency Linked PPI.

If you purchase a Currency Linked PPI in a transaction after the initial issuance of the Currency Linked PPIs, you should consult your tax advisors for additional guidance in making these adjustments.

The applicable pricing supplement is expected to include a hypothetical tax accrual table and projected payment schedule with information for each $1,000 principal amount of Currency Linked PPIs for each applicable accrual period through maturity, based on market conditions and actual market interest rates as of the date of the applicable pricing supplement.

A U.S. Holder generally will treat any gain on sale or exchange of the Currency Linked PPIs as ordinary interest income. The pricing supplement will set forth additional information about the U.S. federal income tax consequences of the Currency Linked PPIs, including a discussion of the tax consequences of payments on the Currency Linked PPIs and a sale, exchange, or retirement of the Currency Linked PPIs, possible alternative tax treatments of the Currency Linked PPIs, backup withholding and information reporting considerations, and, if applicable, certain tax consequences applicable to Currency Linked PPIs with a maturity date of not more than one year from the date of issue, and, if applicable, certain tax consequences applicable to Non-U.S. Holders (as defined in the prospectus referred to on page 2).

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Risk Factors

An investment in the Currency Linked PPIs entails significant risks. The following is a list of some of the principal risks associated with an investment in the Currency Linked PPIs with “Straight Appreciation” payout. You should refer to the applicable pricing supplement, which will contain a detailed discussion of the risks associated with the Currency Linked PPIs. Your decision to purchase the Currency Linked PPIs should be made only after carefully considering the risks of an investment in the Currency Linked PPIs, including those described below, with your advisors in light of your particular circumstances. The Currency Linked PPIs are not an appropriate investment for you if you are not knowledgeable about the significant elements of the Currency Linked PPIs or financial matters in general.

•	Your yield may be less than the yield on a conventional debt security of comparable maturity.

•	Your investment return may be less than a comparable investment directly in the applicable currency or currencies, especially if the applicable Participation Rate is less than 100%.

•	The Currency Linked PPIs may not be listed on any stock exchange, and a trading market for them may never develop or be maintained.

•	Even though currencies are traded around-the-clock, the Currency Linked PPIs will not.

•

If you attempt to sell the Currency Linked PPIs prior to maturity, the market value of the Currency Linked PPIs, if any, may be less than the principal amount of the Currency Linked PPIs. A variety of complex and interrelated factors could affect or reduce the market value of the Currency Linked PPIs, including:

¡

developments and/or market forces relating to the value of the applicable currency or currencies, including economic conditions, political conditions, interest rates, and other factors in the relevant countries;

¡	changes in prevailing interest rates in the U.S. could adversely affect the value of the Currency Linked PPIs;

¡	volatility of the applicable Exchange Rates;

¡	the inclusion in the original issue price of the Currency Linked PPIs of the selling agents’ commissions and costs of hedging our obligations under the Currency Linked PPIs;

¡	suspensions or disruptions of market trading in the currency markets;

¡	changes in our credit ratings;

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¡	if your Currency Linked PPIs are linked to an Underlying Currency Basket, changes in the correlation between different Exchange Rates; and

¡	time to maturity.

•	Your payment at maturity will not be affected by all developments relating to the Underlying Currency or Underlying Currency Basket during the term of the notes.

•

If your Currency Linked PPIs are linked to an Underlying Currency Basket, changes in the Exchange Rate of one or more applicable currencies may be offset by changes in the Exchange Rate of one or more of the other applicable currencies.

•

Actions by the governments of the relevant countries or jurisdictions relating to the applicable currency or currencies, including exchange controls, could adversely impact the payment on your Currency Linked PPIs.

•	You have no right to receive payments of any of the applicable non-U.S. currencies, and payments on the Currency Linked PPIs will be made only in U.S. dollars.

•	Business activities relating to the currency markets that we and the selling agents may engage in may create conflicts of interest with you.

•	The trading and hedging activities that we or the selling agents may engage in may create conflicts of interest with you.

•	Our trading and hedging activities may affect the Supplemental Redemption Amount and the market value of the Currency Linked PPIs.

•	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove a calculation agent.

•	You must rely on your own evaluation of the merits of an investment linked to an Underlying Currency or Underlying Currency Basket.

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